June 10, 2013

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mark P. Shuman, Esq.

Re:                             Luxoft Holding, Inc
Amendment 1 to Registration Statement on Form F-1 (File No. 333- 188765) as Filed on May 22, 2013 (CIK No. 0001538375)

Dear Mr. Shuman:

On behalf of our client, Luxoft Holding, Inc, a company incorporated in the British Virgin Islands (the “Company”), we transmit herewith Amendment 1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via the Commission’s EDGAR system.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 7, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in the Registration Statement.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.                                      Your response to prior comment 1 notwithstanding, the representations specified by Instruction 2 to Item 8.A.4. of Form 20-F are a form requirement.  Your inclusion of audited financial statements for the year ended March 31, 2013 does not fulfill your obligation to file the exhibit as set forth in our letter dated April 15, 2013.  Please file the Exhibit with your next amendment.

Response

The Company acknowledges the Staff’s comment and has included as exhibit 99.2 with the Registration Statement filed herewith the Company’s application for waiver of requirements of Form 20-F, per item 8.A.4, previously submitted to the Commission on March 15, 2013.

Risk Factors

“Our  CEE  subsidiaries  can  be  forced  into  liquidation…,”  page  37

2.                                      You indicate in this risk factor that the net amount of the assets of your subsidiary Luxoft Professional Romania SRL was below half of the value of its subscribed share capital as of December 31, 2011.  Please revise this risk factor to disclose in quantitative terms the amount of your subsidiary’s deficiency as of the most recent practicable date.

Response

The Company has amended the risk factor on page 37 to indicate that as of March 31, 2013, the net amount of assets of Luxoft Professional Romania SRL was $6.0 million, or approximately 32.7% of its subscribed share capital.

Certain Relationships and Related Party Transactions, page 120

3.                                      You state in your response to prior comment 4 that that the guarantees and suretyships entered into with IBS Group and its affiliates are “generally” irrevocable.  Revise to briefly state the circumstances, if any, under which the parties may be released from their obligations under such agreements.

Response

The Company has amended its disclosure on page 124 to clarify that the guarantees and suretyships entered into between the Company and IBS Group (the “IBS Guarantees”) cannot be revoked  by IBS Group. The IBS Guarantees do not contain provisions that allow parties to be released from their obligations under the IBS Guarantees. IBS Group would only be released of its obligation under the IBS Guarantees upon the Company’s fulfillment of its obligations under the agreement underlying such IBS Guarantee.

Audited Consolidated Financial Statements

4.                                      As noted in “The Offering” on page 9, revise your financial statements to retroactively present earnings per share amounts to reflect your intended stock split.  Refer to ASC 260-10-55 and SAB Topic 4C for further guidance.  Ensure that corresponding revisions are made throughout your registration statement.

Response

In response to the Staff’s comment, the Company has amended its financial statements to retroactively present earnings per share amounts with respect to the 28-for-1 stock split in accordance with SAB Topic 4C. The Company has made corresponding revisions throughout the Registration Statement.

Consolidated balance sheets, page F-4

5.                                      Tell us how you considered providing pro forma presentations to reflect the accrual for dividends declared on April 30, 2013. See SAB Topic 1 B.3 for further guidance.

Response

In response to the Staff’s comment, the Company has amended its financial statements to provide pro forma presentations to reflect the accrual for dividends declared on April 30, 2013 in accordance with SAB Topic 1 B.3.

Consolidated statements of comprehensive income, page F-6

6.                                      Your response to prior comment 5 notwithstanding, we believe that you should revise your presentation to include pro forma EPS and related computations for the fiscal year ended March 31, 2013 giving effect to any material change in your common equity structure following the offering.

Response

In response to the Staff’s comment, the Company has amended its financial statements to retroactively present earnings per share amounts and related computations, giving effect to changes in its common equity structure following the offering, specifically reclassification into Class A and Class B ordinary shares. The Company has made corresponding revisions throughout the Registration Statement.

Notes to consolidated financial statements

Note 2. Basis of presentation and significant accounting policies

Revenue recognition, page F-13

7.                                      Refer to your response to prior comment 6.  We note that you “considered the guidance in ASC 985-605.” It remains unclear from your response and revised disclosures what the result of your consideration was.  In this regard, we note from page 90 that your service offerings fall into three categories: software development and support services; product engineering and testing; and technology consulting.  Please disclose your conclusion as to whether your contracts fall within the scope of paragraph 2 of ASC 985-605-25.  If you have concluded that your arrangements meet the criteria set forth in paragraph 2, please revise your disclosure to clearly set forth how your accounting policy complies with paragraphs 88 – 107.

Response

The Company has considered the guidance in ASC 985-605 and has determined that the Company’s arrangements with clients do not fall within the scope of software revenue recognition guidance of ASC 985-605, including paragraph 2 of ASC 985-605-25.  In reaching this conclusion, the Company has analyzed the scope of the software revenue recognition guidance in ASC 985-605-15-3 and concluded that it is not currently required to apply such software revenue recognition guidance to any of its services because the focus of the Company’s service offering has been customized solutions and services it provides to its clients, and the Company has not been licensing, selling, leasing or otherwise marketing software. Therefore, as described in more detail below, the Company has concluded that the software element of its services is not more than incidental to its services.

The Company derives its revenues from software development services, which comprise such competencies as: (a) custom software development and support; (b) product engineering and testing; and (c) technology consulting. Only the Company’s custom software development and product engineering services involve a software element.

In determining that the software element of the Company’s software development services is not more than incidental, the Company considered the following factors specified by ASC 985-605-15-13:

1.              Is the software a significant focus of the marketing effort or is the software sold separately?

As part of its software development services, the Company focuses on developing customized IT solutions for its clients. These solutions typically involve customized software development. Although the Company has used certain software tools in its services, including 3rd party software, the Company has not historically licensed, sold or otherwise marketed any core or off-the-shelf software products to its clients as part of its solutions and services or separately. Thus, the Company’s past arrangements with clients have never included a software licensing element. The Company has not generated any significant amounts of revenues from its software platforms, such as iviLink, yet.

Pricing for both the Company’s time-and-material and fixed price contracts with clients is based on the time spent by, and applicable hourly rates of, highly-qualified professionals, including technology consultants and software engineers, who develop a specific solution to meet client needs. The Company’s clients retain full intellectual property (IP) rights to the results of the Company services. This has significantly affected the way the Company has marketed its services in the past. The Company did not use any readily available software solution in the past, and any IP rights to software were created as part of clients’ projects as the employees of the Company were developing software on behalf of its clients, similar to outsourcing arrangements. Therefore, the software has not been a focus of marketing, and the Company has been marketing its services as provision of highly customized solutions to client’s needs and orders not focused around any readily available software solution. In addition, the Company may or may not be the one providing the ultimate software solution, because in certain cases it is only one of several vendors developing a complex solution for a client. Finally, the Company is generally not required to provide dedicated information technology (IT) support subsequent to the development of the systems for its clients (see also 2. below). Based on the foregoing, the Company has concluded that software is not the key element of marketing its service offerings. This may change in future, as the Company starts to license the core software products that it has accumulated as part of its product portfolio. The Company’s expectation is described in the Registration Statement in the disclosure regarding the Company’s products.

The Company has also amended its revenue recognition policy on pages 74 and 75 of the Registration Statement for the expected impact licensing, including of its existing software platforms which the Company started to develop recently but has not yet generated any significant revenues from, may have on the Company’s future revenue recognition policy.

2.              Is the vendor providing postcontract customer support (PCS)?

The Company does not generally enter into support contracts as part of its custom software development or product engineering services. Moreover, in the vast majority of cases, support services are provided based on specific requests from our clients on an ad hoc basis and are priced based on labor hours and applicable hourly rates required to complete a certain task. If the Company grants support services to its clients, this usually happens upon completion of the delivery of the Company’s custom software development or product engineering services. Thus, at the commencement of a client arrangement, the Company is generally not required to provide support services. As described in more detail in response to the Staff’s Comment 8, below, the support services the Company provides would not be considered PCS as defined by ASC 985-605-20.

3.              Does the vendor incur significant costs that are within the scope of ASC 985-20, Software — Costs of Software to be Sold, Leased, or Marketed?

As indicated above, the Company’s services are highly customized to clients’ needs and have not been focused around any specific software solution. Therefore, historically, the Company has not incurred significant amounts of time and effort nor incurred significant cost to develop software that it intends to sell, lease, or otherwise market, except for Horizon.  The Company has not yet generated any revenue from Horizon. Most of the software products that the Company currently has in its portfolio were generally developed in the course of its business development, knowledge and expertise gained from the work with its clients. For example, iviLink was developed as the result of the Company’s experience and knowledge gained from projects with its client, Harman Becker, and has not yet been used for projects with any other client. However, the Company expects to use iviLink in future projects. When this shift happens, the Company expects the software element to form a significant part of the marketing efforts, at which time the Company would use the software revenue recognition guidance for such projects.

Based on the considerations enumerated above, the Company has concluded that its arrangements with clients do not fall within the scope of paragraph 2 of ASC 985-605-25.

The Company amended the financial statements and the MD&A on page 74 to explicitly state that it does not follow the revenue recognition guidance applicable to software, and has disclosed the potential future effect of selling, licensing or otherwise marketing software products on its revenue recognition.

8.                                      Please tell us whether your “support services” are considered to be postcontract customer support (PCS) as defined by ASC 985-605-20.  Disclose the period in which support services begin, i.e. when services first commence, upon final acceptance or some other time and the length of the support service term.  Confirm, if true, that support services are sold on a stand-alone basis through service contract renewals and disclose whether you have established VSOE for these support services.

Response

The Company does not consider its support services to be post-contract customer support (“PCS”) as defined by ASC 985-605-20, because as indicated in its response to Item 7, it does not consider the guidance in ASC 985-605 to be applicable to it. The Company also does not provide unspecified upgrades or enhancements on a when-and-if-available basis. Therefore, it did not perform an analysis to establish VSOE for these support services.  Support services may or may not be granted by the Company to its clients upon completion of custom software development services, and if they are, they are usually contracted for separately, upon the final acceptance by the client of the Company’s software development services. The duration of support services is generally between six months and a year. Support services are sold separately, e.g. in the case of renewal. Renewal support services provided on a time-and-material basis are usually priced in the same way and based on the same hourly rates as the original support services. The Company’s renewal support services under fixed price contracts are also priced in the same way as the original support services, i.e. based on estimated hours and the same applicable hourly rates. The Company has established the relative selling price of support services based on the estimated (for fixed price contracts) or actual (for time-and-material contracts) number of hours required for support services at the applicable hourly rates. Revenue for fixed-price support services is recognized on a straight-line basis over the support period, while revenues related to time and material support service contracts is recognized as hours are incurred based on applicable hourly rates.

The Company has amended its disclosure on pages 74 and 75 in the MD&A and on pages F-13 and F-14 in the financial statements accordingly.

9.                                      We note from page 23 that intellectual property (software) rights created by the provision of your services are typically transferred to your clients. This suggests that your arrangements are composed of at least three elements; software, development services and support services. Further, disclosure on page 90 refers to two additional service types: engineering and testing and technology consulting services.  Clarify if these services are performed as part of your development services or are optional services that may be contracted for by your customers.  Given these multiple service offerings, please revise your disclosures to describe how your accounting policy for accounting for multiple element arrangements complies with the guidance set forth in paragraphs 5 – 14 of ASC 985-605-25.

Response

The Company has concluded that software element, if any, is inseparable from the services, and is always considered to be one deliverable.

The Company derives its revenues from software development services, which include such competencies as: (a) custom software development and support; (b) product engineering and testing; and (c) technology consulting. All of the above service offerings, including product engineering and testing and technology consulting are the Company’s areas of competence and not separate deliverables. When they are included into the scope of a single specific client project defined by a separate scope of work, they are considered as one deliverable - software development services. As described above, only the custom software development and product engineering services involve a stand-alone software element, which is not more than incidental, as described in our response to Item 7.

The Company evaluates its contracts for multiple deliverables, and, when appropriate, separates its contracts into separate units of accounting for revenue recognition. However, the Company has concluded that it does not need to account for software separately from accounting for custom software development or product engineering services, based on an analysis of the requirements of ASC 985-605-25-77. As an entity with multiple-element arrangements outside the scope of the software revenue recognition guidance in ASC 985-605, the Company is required to apply the separation and allocation guidance in ASC 650-25 (as amended by ASU 2009-13).

In its analysis, the Company considered the following factors under ASC 605-25-5: “In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

a.              The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b.              [Subparagraph superseded by Accounting Standards Update No. 2009-13]

c.               If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.”

The Company has found that its software exhibits the following characteristics:

a.              As described in Item 7, the Company does not license any core or off-the-shelf software products. Consequently, any software product the Company may create is only a result of its custom software development and product engineering services, and thus neither related services nor software can be sold on a standalone basis. In fact, since the software is created as a result of the Company’s services, any software element, if present, is inseparable from its services.

b.              The Company’s delivery is based on estimates of labor hours and applicable hourly rates; and

c.               The Company does not sell core or off-the-shelf software separately, and software cannot be returned if services are not delivered.

Thus, the Company concluded that the software cannot be separated from the custom software development services, and considers software and services to be one deliverable and represent a single unit of accounting.

As such, the Company has concluded that apart from its software development services, the Company’s only separate deliverable is the Company’s support services (which, if delivered at all, are delivered separately from, and after, the delivery of the Company’s software development services). The Company allocates revenue to these two deliverables in a multiple-element arrangement in accordance with the requirements of ASC 605-25-30, based upon their relative selling prices. The relative selling price of a deliverable is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable based on actual billable hours incurred.

10.                               Your response to prior comment 4 states that you have not entered into any agreements or recognized revenue from the sale of iviLink.  We note from your expanded disclosure on page 92 you make “certain component of iviLink publicly available under a software license that places certain restrictions on its usage in a commercial setting.” Our understanding is that the purpose of this access is marketing.  Please describe the mechanism by which a user might obtain a license for all components and expand its usage in a commercial setting and how these events impact your recognition of revenue.

Response

The publicly available components of iviLink only allow users to quickly evaluate the characteristics of the technology, but are not sufficient for commercial use. Specifically, the Company makes this component publicly available, free of charge, pursuant to an open-source license, under which the Company, as owner of the component, allows users to study, change and distribute this component of the software to anyone and for any purpose. Because only a certain part of the code is available to the public, this results in restriction on its full usage in a commercial setting. The Company is at a nascent stage of marketing iviLink. The Company has not established any mechanism for the commercialization of iviLink that would allow users to acquire all of the components of this platform and enable commercial use. However, the Company is in the process of evaluating different strategies with respect to the commercialization of iviLink, which might result in licensing iviLink as a software product in the future. As of March 31, 2013, the Company has not entered into any agreements or recognized any revenues from the sale of iviLink.

Note 7. Short-term borrowings, page F-23

11.                               With regard to the January 15, 2013 receivables purchase agreement with BNP Paribas please disclose whether the facility will be guaranteed and if so, by what entities.

Response

The January 15, 2013 receivables purchase agreement with BNP Paribas (the “BNP Agreement”) was entered into between BNP Paribas, as lender, and the Company along with three of its subsidiaries (Luxoft USA, Inc., Luxoft Eastern Europe Ltd. and Luxoft International Company Limited) as borrowers. Under the BNP Agreement, the obligations of Luxoft USA, Inc. and Luxoft Eastern Europe Ltd, are jointly guaranteed by the Company and by Luxoft International Company Limited. There are no guarantors for the obligations of the Company or of Luxoft International Company Limited under the BNP Agreement. The Company has revised its disclosure on page F-23 to reflect these additional details.

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Please do not hesitate to contact Joshua Kiernan at +44 (20) 7532-1408 or Patrick Rosenthal at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP